Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, CA 92121

November 1, 2013

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Esq.

Re:	Tandem Diabetes Care, Inc.
Registration Statement on Form S-1
Filed October 7, 2013
File No. 333-191601
Responses to Staff comments made by letter dated October 29, 2013

Dear Ms. Breslin:

Set forth below are the responses of Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”), to comments made by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 29, 2013 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (File No. 333-191601), which the Company initially filed on October 7, 2013 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is filing Amendment No. 2 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures, including to reflect the effect of the Company’s anticipated reverse stock split, which the Company expects to effect prior to the closing of the offering.

The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

November 1, 2013

Critical Accounting Policies and Management Estimates and Assumptions

Stock Based Compensation, pages 60-65

1.	We note your October 24, 2013 response to comment 23 issued in our letter dated September 6, 2013. Please revise to disclose the reason for the significant differences between your estimated IPO price and the estimated fair value of your stock, similar to the information provided in your response. Your disclosure should indicate how you determined the scenario probability weighting for “early IPO,” “late IPO,” and “non-IPO” in the September 30, 2013 valuation, considering the progress with your offering. Please also discuss the significant differences in the methodologies and assumptions that were used to estimate the IPO price with the methodologies and assumptions used in the valuation at September 30, 2013.

Company Response:

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Management Estimates and Assumptions” section of the Registration Statement has been revised in response to the Staff’s comment. Please see pages 65 - 67 of the Registration Statement.

Exclusive Forum, page 119

2.	We note your revised disclosure concerning forum selection. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Company Response:

The “Description of Capital Stock” section of the Registration Statement has been revised in response to the Staff’s comment. Please see page 124 of the Registration Statement.

* * * * *

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

November 1, 2013

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the Company’s outside counsel, Ryan C. Wilkins, via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, please contact me via telephone at (858) 255-6380 or via email at dberger@tandemdiabetes.com.

Sincerely, TANDEM DIABETES CARE, INC.

/s/ David B. Berger

David B. Berger General Counsel

cc:

Tandem Diabetes Care, Inc.

Kim D. Blickenstaff, Chief Executive Officer

John Cajigas, Chief Financial Officer

Clifford Chance US LLP

Alejandro E. Camacho, Esq.

Per B. Chilstrom, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Timothy F. O’Brien, Esq.

Ryan C. Wilkins, Esq.